

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 16, 2020

Linda Moore
General Counsel
MARRONE BIO INNOVATIONS INC
1540 Drew Avenue
Davis, California 95618

> **Re: MARRONE BIO INNOVATIONS INC**
> **Registration Statement on Form S-3**
> **Filed December 11, 2020**
> **File No. 333-251284**

Dear Ms. Moore:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alfredo B. D. Silva